March 15, 2016	Please reply to: Direct Tel: 213-542-2121 egelfand@gghslaw.com

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F. Street, N.E.

Washington, D.C. 20549-4561

ATTN: Parhaum J. Hamidi, Attorney-Adviser

Re:	QS Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Response Dated January 14, 2016
File No. 0-29185

Dear Mr. Hamidi:

We are submitting this letter on behalf of our client, QS Energy, Inc. (“Company”), in response to the staff’s comment letter dated March 11, 2016 (“Comment Letter”), concerning the above-referenced filing and the Company’s response letter of January 14, 2016 (“Company’s January 14th Response Letter”), responding to the staff’s initial comment letter in this matter dated December 30, 2015.

The numbered paragraphs below correspond to the numbered paragraphs of the staff’s Comment Letter of March 11, 2016.

1. The information appearing in Response 1 of the Company’s January 14th Response Letter has been disclosed at pages 11 and 12 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, filed on March 15, 2016 (“Company’s 2015 Form 10-K”).

2. See pages 3 through 6, 10, 13, 14 and 16 of the Company’s 2015 Form 10-K, revising the Company’s disclosure re the commercial viability of the Company’s AOT technology.

3. See page 16 of the Company’s 2015 Form 10-K, disclosing the information appearing in Response 6 of the Company’s January 14th Response Letter.

4. See page 26 of the Company’s 2015 Form 10-K, providing enhanced disclosure consistent with Response 7 of the Company’s January 14th Response Letter and consistent with the Company’s Form 10-Q filing on November 9, 2015.

United States Securities and Exchange Commission

Division of Corporation Finance

March 15, 2016

5. See pages 22, 23 and 24 of the Company’s 2015 Form 10-K, providing enhanced disclosure of the Company’s issuances of unregistered securities for the Company’s fiscal years ended December 31, 2014 and 2015, consistent with Item 701 of Regulation S-K. The documents underlying the aforementioned issuances of unregistered securities have been filed as Exhibits 10.117, 118 and 119 to the Company’s 2015 Form 10-K, and as Exhibits to the Company’s Form 8-K filings of January 23, 2012, and February 8, 2012.

Please also note that, while not a part of the staff’s Comment Letter of March 11, 2016, in furtherance of Response 8 of the Company’s January 14th Response Letter, the Temple University Research Agreement dated March 19, 2012, together with the amendment thereto dated March 19, 2013, have been filed as Exhibit 10.121 to the Company’s 2015 Form 10-K.

The Company confirms the following:

A. The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

B. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or further comments in this matter.

Very truly yours,

Gartenberg Gelfand Hayton LLP

By:	/s/ Edward S. Gelfand
Edward S. Gelfand,
as counsel to the Company

The statements and contents contained in this letter are true and accurate and adopted by the Company.

QS Energy, Inc.

By:	/s/ Gregg Bigger
Gregg Bigger, CEO